                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

                CAPITAL REALTY INVESTORS III LIMITED PARTNERSHIP
                         A MARYLAND LIMITED PARTNERSHIP

                             AT $100.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------

                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                               $1,200,000                                               $240.00
-------------------------------------------------------------------------------------------------------------
*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF
         12,000 UNITS AT A PURCHASE PRICE OF $100 PER UNIT IN THE PARTNERSHIP.

[X]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE
         FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY
         REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
-------------------------------------------------------------------------------------------------------------

         AMOUNT PREVIOUSLY PAID:    $240.00                                FILING        EQUITY RESOURCE
         FORM OF REGISTRATION NO.:  SCHEDULE TO                            PARTY:        LEXINGTON FUND
                                                                                         LIMITED
                                                                                         PARTNERSHIP
                                                                                         NOT APPLICABLE

                                                                           DATE FILED:   MAY 10, 2001
------------------------------------------------------------------------------------------------------------

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 10, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 12,000 units (the "Units") of limited partnership interests in Capital Realty Investors III Limited Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 11, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100.00 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEMS 1, 2, 4, 6, 7 AND 8

         Items 1, 2, 4, 6, 7 and 8 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         ITEM 1--SUMMARY TERM SHEET

         The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

                  You will have at least until 12:00 midnight, Eastern Time, on June 26, 2001, to decide whether to tender your Units in the offer. In addition, if we decide to extend the offering period as described below, you will have an additional opportunity to tender your Units. See `THE OFFER--Section 3--Procedures for Tendering Units.'"

         The thirteenth question of the Summary Term Sheet is deleted in its entirety.

         The fifteenth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE? PARTNERSHIP SPECTRUM, a national reporting service covering limited partnerships, reported a sale of 5 units in the Partnership for $65 per unit on the INFORMAL MARKET "MATCHING SERVICE" between January 1, 2001 and February 28, 2001. In addition, the Purchaser received a letter on March 15, 2001 from Bond Purchase, L.L.C., an entity unaffiliated with the Purchaser or the Partnership, seeking to purchase outstanding Units in the Partnership at a price of $53 per Unit.

                  The Purchaser and its affiliates have purchased 953 Units in the Partnership during the past twelve months at a price of $40.00 per Unit.

                  In addition, the Purchaser has entered into binding and unconditional agreements prior to the commencement of the offer to purchase an aggregate of 45 units in the Partnership at a purchase price of $60.00 per unit." See "THE OFFER--Price Range of Units and Distributions."

         ITEM 2--SUBJECT COMPANY INFORMATION

         The third paragraph under the heading, "Certain Information about the Partnership" in the Introduction is amended in its entirety to read as follows:

                 "According to publicly available information, there were 60,000 Units issued and outstanding held by 3,640 limited partners as of March 20, 2001."

         The fifth paragraph of Section 10--"Certain Information Concerning the Partnership" is amended in its entirety as follows:

                  "ORIGINALLY ANTICIPATED TERM OF PARTNERSHIP; ALTERNATIVES. The Partnership was formed to invest in real estate by acquiring and holding a limited partnership interest in limited partnerships that own and operate federal or state government-assisted or conventionally financed apartment properties located throughout the United States. The Partnership will continue until December 31, 2037 unless sooner dissolved in accordance with the Partnership Agreement. The Purchaser has no information regarding the anticipated holding period of the Partnership's assets."

         ITEM 4--TERMS OF THE OFFER

         THE OFFER

         The first paragraph of Section 3--"Procedure for Tendering Units" is amended in its entirety to read as follows:

                  "VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Lexington Fund at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date and not withdrawn prior to the Expiration Date. A Limited Partner may tender any or all Units owned by that Limited Partner. In the event that the Offer Price is reduced by any distributions made by the Partnership with respect to the Units prior to the Expiration Date, the Purchaser will extend the Offer for at least ten (10) business days."

         ITEM 6--PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         The first paragraph of Section 7--"Purpose and Effects of the Offer" is amended in its entirety as follows:

                  "The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent party has been retained by the

                  Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. The Purchaser may in the future seek to acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. However, the Purchaser has no plans that relate to or would result in:

                           o any extraordinary transaction, such as a merger, consolidation or liquidation, involving the Partnership;

                           o any purchase, sale or transfer of a material amount of assets of the Partnership;

                           o any material change in the distribution policy of the Partnership or in its capitalization or indebtedness;

                           o any change in the present Board of Directors or management of the Partnership or the General Partner;

                           o any material change in the Partnership's structure or business;

                           o any class of securities of the Partnership to be listed or delisted; or

                           o any class of securities of the Partnership to become eligible for termination of registration under the Exchange Act.

         ITEM 7--SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Section 13--"Source and Amount of Funds" is amended in its entirety to read as follows:

                  "The Purchaser expects that approximately $1,200,000 (exclusive of fees and expenses) will be required to purchase 12,000 Units, if tendered. The Purchaser will either use cash on hand or will obtain those funds from capital contributions from its members, each of whom have an aggregate net worth substantially in excess of the amount required to be contributed to the Purchaser to purchase the 12,000 Units. As of April 6, 2001, the Purchaser had over $400,000 in cash on hand and total assets in excess of $2,000,000. The members of the Partnership have informed the Partnership that they will contribute any amount required to purchase the 12,000 Units. No third-party financing is required in connection with the Offer. The Purchaser represents to all tendering Limited Partners that the Purchaser has the financial wherewithal to accept for payment and thereby purchase all 12,000 Units which the Purchaser has offered to purchase in this Offer to Purchase. The Purchaser has not developed any alternative financing plan with respect to the Offer."

         ITEM 8--INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The last paragraph of Section 7--"Purpose and Effects of the Offer" is amended in its entirety as follows:


                  "SECTION 7A--Price Range of Units and Distributions

                  LACK OF PUBLIC MARKET. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ.

                  The Purchaser and its affiliates have purchased 953 Units in the Partnership during the past twelve months at a price of $40.00 per Unit. In addition, on April 20, 2001, prior to the commencement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from Loren D. and Barbara C. Smith, Limited Partners, an aggregate of 10 Units at a purchase price of $60.00 per Unit. On April 23, 2001, prior to the commencement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from Merrill E. and Effie W. Parker, Limited Partners, an aggregate of 10 Units at a purchase price of $60.00 per unit. On May 3, 2001, prior to the commencement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from Ann McQuade, a Limited Partner, 25 Units at a purchase price of $60.00 per unit. These transactions were privately negotiated purchases and sales. All of these transactions are currently pending. Finally, notwithstanding the proposed $60.00 purchase price agreed to by these Limited Partners and the Purchaser, the Purchaser has agreed to pay these Limited Partners the same price as the Offer Price, or $100.00 per unit.

                  CASH DISTRIBUTIONS HISTORY. The Partnership made cash distributions to Limited Partners of $50 per Unit in 2000. That distribution was comprised partially of cash flow from operations, but primarily from the sale of properties owned by local limited partnerships. Prior to the 2000 distribution, the last distribution made by the Partnership was on November 16, 1999 ($10 per Unit)."

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2001         Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By: /s/ Eggert Dagbjartsson
                                 -----------------------------------------------
                                     Eggert Dagbjartsson
                                     General Partner


                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By: /s/ Eggert Dagbjartsson
                                 -----------------------------------------------
                                     Eggert Dagbjartsson
                                     Executive Vice President


                             Eggert Dagbjartsson

                             By: /s/ Eggert Dagbjartsson
                                 -----------------------------------------------
                                     Eggert Dagbjartsson
                                     Eggert Dagbjartsson

                                  EXHIBIT INDEX


-------------------------------------------------------------------------------
EXHIBIT NO.                                  DESCRIPTION
-------------------------------------------------------------------------------
(a)(1) -                         Offer to Purchase, dated May 11, 2001*
-------------------------------------------------------------------------------
(a)(2) -                         Transmittal letter, dated May 11, 2001*
-------------------------------------------------------------------------------
(a)(3) -                         Agreement of Sale*
-------------------------------------------------------------------------------
(a)(4)                           Summary Advertisement*
-------------------------------------------------------------------------------
(a)(5) --                        Not applicable.
-------------------------------------------------------------------------------
(b) -                            Not applicable.
-------------------------------------------------------------------------------
(c) -                            Not applicable.
-------------------------------------------------------------------------------
(d)(1) -                         Not applicable.
-------------------------------------------------------------------------------
(e) -                            Not applicable.
-------------------------------------------------------------------------------
(f) -                            Not applicable.
-------------------------------------------------------------------------------
(g)                              Not applicable
-------------------------------------------------------------------------------
(h)                              Not applicable.
-------------------------------------------------------------------------------

* Previously filed